May 13, 2013

VIA EDGAR

Lyn Shenk, Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:                             Textron Inc.

Form 10-K for the Fiscal Year Ended December 29, 2012

Filed February 15, 2013

Form 10-Q for the Quarterly Period Ended March 30, 2013

Filed April 25, 2013

File No. 001-05480

Dear Mr. Shenk:

This letter is in reference to your letter dated May 7, 2013 containing comments of the staff of the Division of Corporation Finance on the Form 10-Q of Textron Inc. (the “Company”) described above.

Pursuant to my telephone call on May 10, 2013 with Doug Jones of your office, due to our executives’ business travel schedules, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Mr. Jones, the Company anticipates responding to the comments contained in the May 7 letter on or before June 5, 2013.

If you have any questions, please call me at (401)752-5187.

Sincerely,

/s/ Jayne M. Donegan
Jayne M. Donegan
Senior Associate General Counsel

cc:	E. Robert Lupone
Richard L. Yates